

05040673

ITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

BD 3/24

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SEC MAIL RECEIVED MAR - 3 2005 PROCESSING SECTION 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Belmont Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2911 Turtle Creek Blvd., Suite 550
(No. and Street)

Dallas (City) Texas (State) 75219-6244 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Boswell (214) 559-9740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

ONe Galleria Tower 13355 Noel Road 8th Floor Dallas Texas 75240
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael D. Boswell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Belmont Asset Management, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President - CFO

Title

Notary Public



NOTARY PUBLIC
STATE OF TEXAS
JANE E. HENDERSON
Notary Public, State of Texas
My Commission Expires 10-31-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECD S.E.C.
MAR 0 3 2005
1086

Belmont Asset Management, Inc.
(Formerly known as Belmont Securities, Inc.)

Financial Report
December 31, 2004

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Belmont Asset Management, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Belmont Asset Management, Inc. (a wholly owned subsidiary of Belmont Financial Group, Inc.) as of December 31, 2004, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Belmont Asset Management, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Dallas, Texas
February 14, 2005

Belmont Asset Management, Inc.

Statement of Financial Condition
December 31, 2004

ASSETS

Cash and cash equivalents	$	754,686
Restricted interest-bearing deposit with clearing broker		100,000
Receivable from clearing broker		26,115
Investment advisory fees receivable, net of allowance for doubtful accounts of $7,000		791,513
Investments at fair value		512,254
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $91,211		6,653
Other assets		142,357
Total assets	$	2,333,578

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued commissions	$	207,737
Accounts payable and accrued expenses		34,036
Federal income taxes payable Note 5		99,870
Total liabilities		341,643
Stockholder's equity:		
Common stock - no par value, Series A shares, 91 shares authorized and issued and 73 shares outstanding		1,802,669
Treasury stock		(478,135)
Additional paid-in capital		81,905
Retained earnings		585,496
Total stockholder's equity		1,991,935
Total liabilities and stockholder's equity	$	2,333,578

The accompanying notes are an integral part of the financial statements.

Belmont Asset Management, Inc.

Statement of Operations
Year Ended December 31, 2004

Revenues:	
Commissions on securities transactions	$ 410,113
Trading account profits	71,455
Investment advisory fees	2,863,395
Interest	34,817
Other	13,723
	3,393,503
Expenses:	
Employee compensation and benefits	1,837,315
Clearing fees	142,978
Data processing	114,612
Quotation/research fees	168,665
Referral fees	506,241
Occupancy	83,840
Legal and professional fees	57,497
Other operating expenses	176,355
	3,087,503
Income before realized loss on sale of investments	306,000
Loss on sale of investments	(13,243)
Income before federal income taxes	292,757
Federal income tax expense	98,865
Net income	$ 193,892

The accompanying notes are an integral part of the financial statements.

Belmont Asset Management, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2004

	Common Stock No Par Value Series A					
	Shares	Amount	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2003	73	$ 1,802,669	$ (478,135)	$ 81,905	$ 389,653	$ 1,796,092
Net income	-	-	-	-	193,892	193,892
Unrealized gain on investment	-	-	-	-	1,951	1,951
Balance at December 31, 2004	73	$ 1,802,669	$ (478,135)	$ 81,905	$ 585,496	$ 1,991,935

The accompanying notes are an integral part of the financial statements.

Belmont Asset Management, Inc.

Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities:		
Net income	$	193,892
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		8,576
Loss on sale of investments		9,780
Change in assets and liabilities:		
Decrease in receivable from clearing broker		20,205
Increase in investment advisory fees receivable		(93,431)
Increase in other assets		(120,431)
Decrease in accrued commissions		(21,486)
Decrease in accounts payable and accrued expenses		(8,267)
Decrease in federal income taxes payable		(116,430)
Net cash used in operating activities		(127,592)
Cash flows from investing activities:		
Purchases of investments		(1,018,939)
Net proceeds from slaes of investments		500,000
Net cash used in investing activities		(518,939)
Net decrease in cash and cash equivalents		(646,531)
Cash and cash equivalents at beginning of year		1,401,217
Cash and cash equivalents at end of year	$	754,686

The accompanying notes are an integral part of the financial statements.

Note 1. Organization

Belmont Asset Management, Inc. (the Company) (originally referred to as Belmont Securities, Inc., prior to name change on January 19, 2004) is a Tennessee corporation organized in 1986 and is a wholly owned subsidiary of Belmont Financial Group, Inc. (Belmont). The Company maintains an office in Dallas, Texas.

The Company is a broker-dealer registered with Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD) engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. Accounts are introduced on a fully disclosed basis through contractual agreements with clearing brokers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with financial institutions and short-term time deposits and other liquid investments in debt securities with initial maturities of less than three months. The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant risk.

Investments

Investments are stated at market value based on the last sale price for those securities traded on any national exchange on December 31, 2004. Other marketable securities are valued at the closing bid price as of such date.

Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs, if any, are included in earnings as realized losses.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets (five years). Leasehold improvements are amortized over the shorter of the useful life or lease period.

Investment Advisory Fees Receivable

Investment advisory fees receivable consist of receivables due from customers related to investment advisory services. The receivable is accrued and billed quarterly, in arrears, based on a stated percentage of the customer's portfolio balance as of the end of each quarter.

Commissions and Trading Account Profits

Commissions and trading account profits related to securities transactions are recorded on the settlement date basis which does not differ materially from the trade date basis of accounting.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards (if any). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated federal income tax returns filed by Belmont. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncement

The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the SEC. The Company's management has reviewed this matter and has determined that there is no impact on its financial position, results of operations, and regulatory net capital.

Note 3. Investments at Fair Value

During the year ended December 31, 2004, the Company entered into a revocable trust agreement with Belmont Trust Company, an affiliated company. The only investment of the trust is a collective investment fund (Belmont Enhanced Income), which invests in only exchange traded equity securities. The Company estimates the value of this investment at each month by applying the equity method of accounting whereby the market value of the securities in the fund is divided by the number of units owned by the holders.

Note 4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2004, the Company had net capital of $929,330, which was $679,330, in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.37 to 1 at December 31, 2004.

Note 5. Federal Income Taxes

The federal income tax provision is comprised of the following components as of December 31, 2004:

Current	$	99,870
Deferred		-
	$	99,870

The Company's deferred tax asset of $2,458 at December 31, 2004, is included in other assets on the statement of financial condition and consists of differences in recorded book and tax depreciation related to furniture, equipment and leasehold improvements.

The tax provision for financial reporting purposes does not differ materially from amounts computed by applying the U.S. Statutory tax rate to pretax accounting income.

Note 6. Commitments

The Company leases office equipment and facilities under noncancelable operating leases expiring through 2009. At December 31, 2004, future minimum payments under these operating leases are as follows:

2005	$	106,114
2006		105,776
2007		105,776
2008		105,776
2009		3,965
	$	427,407

Total rent expense for 2004 under all operating leases was $83,840, which is reported as occupancy fees in the statement of operations.

Note 7. Related Party Transactions

In 2004, the Company entered into a revocable trust agreement with Belmont Trust Company, Inc., an affiliate, in which the Company invested $500,000. At December 31, 2004, the fair market value of the investment amounted to $512,254, which is recorded as an investment in the accompanying statement of financial condition.

In 2004, the Company generated revenues related to advisory fees charged to Belmont Trust Company, Inc., an affiliate, in the amount of $282,257, which are included in the investment advisory fees in the accompanying statement of operations. The Company has recorded a receivable related to such fees in the amount of $87,687 at December 31, 2004.

In 2004, the Company made an advance to Belmont Financial Group, Inc., an affiliate, which amounted to $100,000. The advance is scheduled to be paid back during the first quarter of 2005.

In 2004, the Company incurred expenses related to referral fees to Belmont Advisors, Inc., an affiliate, in the amount of $169,413, which are included in referral fees in the accompanying statement of operations. The Company has recorded a payable related to such fees in the amount of $51,874 at December 31, 2004.

Belmont provides all payroll and compensation services for the Company. The Company reimbursed Belmont for all such expenses which totaled $1,837,315 for 2004. Fees in the amount of $110,417 were charged for these services and other general and administrative services during 2004 and are included in other operating expenses.

Note 8. Employee Benefit Plan

Substantially all employees of the Company are covered by a multi-employer defined contribution retirement plan, the Belmont Employees Trust Fund. The Company's contributions, which are principally based on a percentage of employees' annual contribution and are charged against income as incurred, amounted to $33,098 during 2004.

The Company matches 50% of employee contributions to the Plan up to 3% of an employee's contribution. The Company may also make additional contributions to the Plan, at its discretion, on an annual basis. These discretionary contributions are allocated to employees in the same proportion that the employee's contribution bears to the total contributions of all participants of the Plan. Contributions to the Plan are invested as directed by Plan participants.

Note 9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit

Financial instruments recorded at fair value on the Company's statement of financial condition include cash and cash equivalents, deposits with brokers and investments. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations and receivables from and payables to affiliates and customers. Financial instruments carried at contract amounts which approximate fair value; either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedure designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agent.

Belmont Asset Management, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1
December 31, 2004

Net capital:		
Total stockholder's equity from statement of financial condition	$	1,991,935
Less non-allowable assets:		
Investment advisory fees and clearing broker receivable		(498,253)
Furniture, equipment and leaseholds		(6,653)
Other assets		(43,855)
Total non-allowable assets		(548,761)
Net capital before haircuts on securities positions		1,443,174
Haircut on money market funds		(513,844)
Net capital		929,330
Computation of basic net capital requirement:		
Minimum net capital required		250,000
Excess net capital	$	679,330
Aggregate indebtedness	$	341,643
Ratio of aggregate indebtedness to net capital		0.37 to 1

Statement pursuant to Paragraph (d) (4) of Rule 17a-5:

There are no material differences between the amounts presented in the computation of net cash set forth above and the amount reported in the Company's unaudited Part II-A FOCUS report as of December 31, 2004, filed on January 27, 2005.

Belmont Asset Management, Inc.

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2004

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III

Information Relating To Possession Or Control Requirements Under Rule 15c3-3
December 31, 2004

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Independent Auditor's Report On Internal Control

To the Board of Directors
Belmont Asset Management, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Belmont Asset Management, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Dallas, Texas
February 14, 2005